SEQUOIA INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Assets	
Cash	$ 1,686
Deposit with clearing broker	50,033
Due from clearing broker	10,643
Prepaid expenses	95
Total assets	$ 62,457

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,171
Commission payable	141
Total liabilities	10,312
Stockholder's equity	52,145
Total liabilities and stockholder's equity	$ 62,457